NSAR ITEM 77C

Van Kampen American Capital New York Value Municipal Income Trust

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital New York Value Municipal Income Trust (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   3,251,830              Against   103,092

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For   1,631,321             Against    117,945

    (4) Inapplicable